SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               Russian Imports.Com
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                                (Name of Issuer)

                          Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                   78307R 10 6
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                                 (CUSIP Number)

                              A. Rene Dervaes, Jr.
                              170 South County Road
                              Palm Beach, FL 33480
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 14, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].

         NOTE:  Schedules  filed in paper format shall include a signed original
and  five  copies  of  the  schedule,   including  all  exhibits.   See  Section
240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the


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Act (However, see the Notes).


CUSIP No.     78307R 10 6
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1)  Names  of Reporting  Persons/ I.R.S.  Identification  Nos. of Above Persons
    (entities only):

                A. Rene Dervaes Jr.

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2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
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3)  SEC  Use  Only

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4)  Sources  of  Funds  (See  Instructions):     PF

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)

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6)  Citizenship  or  Place  of  Organization:     U.S.

Number of                  (7)  Sole Voting Power:                     6,775,000
Shares Bene-
ficially                   (8)  Shared Voting Power                    -0-
Owned by
Each Report-               (9)  Sole Dispositive Power:                6,775,000
ing Person
With                       (10)  Shared Dispositive Power              -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,775,000



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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

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13)  Percent  of Class  Represented  by  Amount  in Row  (11):

     96.6%

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14)  Type  of  Reporting  Person  (See  Instructions):   IN

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Item 1.   Security and Issuer

     This statement relates to the common stock, $0.001 par value ("Common Stock") of Russian Imports.Com (the "Issuer"). The principal executive offices of the Issuer are presently located at 827 State St. Suite 26, Santa Barbara, CA 93101.

Item 2.   Identity and Background

     This statement is filed by A. Rene Dervaes Jr., an individual. Mr. Dervaes' principal occupation is that of a self employed investor. Mr. Dervaes' business address is 827 State St. Suite 26, Santa Barbara, CA 93101.

     During the last five (5) years, Mr. Dervaes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five (5) years, Mr. Dervaes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Mr. Dervaes is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration

     On December 14, 2000, A. Rene Dervaes, Jr. entered into an agreement with Agata Gotova and Jeffrey Volpe, whereby Mr. Dervaes received 1,775,000 shares of Common Stock, in


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exchange for cash in the amount of $336,000. The source of the cash was from Mr.
Dervaes' personal funds. On or about December 8, 2000, Mr. Dervaes was issued 2,000,000 additional shares of restricted common stock which were delivered on December 14, 2000, in exchange for present and future services, and subscribed to an additional 3,000,000 shares on December 14, 2000 in exchange for a promissory note in the sum of $1,200,000. These transactions resulted in Mr. Dervaes becoming the controlling shareholder of the Company.


Item 4.   Purpose of Transaction

     The purpose of the transaction was to grant control of the Issuer to Mr. Dervaes. Mr. Dervaes' 6,775,000 shares of Common Stock is part of Mr. Dervaes' investment portfolio. Mr. Dervaes is an affiliate shareholder of the Issuer, and is seeking to promote the existing business of the Issuer.

     Mr. Dervaes reserves the right to actively pursue various proposals which could relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

     i. Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer



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     As of December 14, 2000,  the aggregate  number and  percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

     The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

     No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.

A.       Acquisition Agreement (1)
B.       Resignation of Agata Gotova        (1)
C.       Subscription Agreement of A. Rene Dervaes, Jr. (1)

(1) Incorporated herein by reference to the Company's 8-K filed with the Commission on November 2, 2000.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2000


/s/ A. Rene Dervaes, Jr.
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A. Rene Derveas, Jr.